See attached: Schedule A and Indemnity Bond.

SCHEDULE A

This Schedule A Dated, October 17, 1987, attached to and incorporated in the attached security agreement dated the same date, as though fully set forth therein. The following partial itemization of property constitutes a portion of the collateral referenced in said security agreement, and is not intended to represent the actual and full extent of said collateral. This Schedule A supplements previous security agreements describing collateral, that may have been entered by the same parties.

a. Income from every source

b. Proceeds of Secured Party's labor from every source

c. Application for STATE OF PENNSYLVANIA, CERETIFICATION OF BIRTH # 140034-1969.

Certificate File Number 001232826, and all other Certificates of Birth, Certificates of Living Birth, Notifications of Registration of Birth, or Certificates of Registration of Birth, or otherwise entitled documents of birth whether county, state, federal, or other either ascribed to or derived from the name of the debtor identified above, or based upon the above described birth document.

d. Application for Social Security #166-56-5510

e. STATE OF PENNSYLVANIA driver license number 22696752

f. UCC 1 File Number : 138-2019-000598 and all addendums.

g. All property listed on the Legal Notice and Demand that is filed in____ALLEGHENY COUNTY, PENNSYLVANIA register of deeds office, including but not limited to the following: all DNA, fingerprints, all biological identification, all blood, all bodily fluids, all bodily excretions, all organs, all body parts, all bodily tissues, all thoughts, all intellectual property, are the ole property of Lisa Michelle Parker, the Secured Party Creditor. These items of property cannot be taken, used, duplicated, confiscated, confined, restrained, abused, damaged, influenced, or removed from the Secured Party Benjamin Freedom: Franklin, without his voluntary, written permission. Any violation of this agreement will constitute a penalty of one hundred million 99.999% one ounce silver coins, per occurrence, per officer or agent involved. This is a contract in admiralty and you may rebut this contract within 21 days. Rebuttal must be per the conditions found in the "Legal Notice and Demand" that is on file, along with this document, in the register of deeds office in____ALLEGHENY COUNTY, PENNSYLVANIA.

All Property Belonging to the LISA MICHELLE PARKER, Debtor belongs to the Creditor, including equity and improvements. See Atlanta UCC-1, and Legal Notice and Demand for complete property list.

INDEMNITY BOND

Know all men by these presents, that LISA MICHELLE PARKER, the Debtor, hereby establishes this Indemnity Bond in favor of Lisa Michelle Parker, the Secured Party, in the sum of present and future collateral values up to the sum of One Hundred Million United States dollars ($100,000,000.00), in silver dollars, fiat money, or money of account/credit, at par value, for the payment of which bond the debtor hereby firmly binds its successors, heirs, executors, administrators, DBA's, AKA's, and third-party assigns. jointly and severally. LISA MICHELLE PARKER, the debtor hereby indemnifies Lisa Michelle Parker, the Secured Party against losses incurred as a result of all claims of debts or losses made by any and all persons against the commercial transactions and investments of LISA MICHELLE PARKER, the debtor. The condition of this bond is that Lisa Michelle Parker, the Secured Party covenants to do certain things on behalf of the debtor, as set forth in this security agreement of the same date and executing parties; and debtor covenants to serve as a transmitting utility to assure beneficial interest in all accounts established and managed by the UNITED STATES AND its agent(s)/agencies, corporations or otherwise; and all goods and services in commerce are available to or conveyed from LISA MICHELLE PARKER, debtor to Lisa Michelle Parker, the Secured Party, whichever is appropriate.

To avert losses of vested rights in the present or future collateral that is the subject of the attached security agreement, debtor agrees to make available to the secured party, such accounts established by intent of the parties, by operation of law, and/or as constructive trusts, to hold proceeds arising from assets belonging to LISA MICHELLE PARKER, the debtor, and administered by the UNITED STATES or its subdivisions, agents, or affiliates. Pursuant to existing laws of the UNITED STATES and the agreement of the parties of the attached security agreement, Lisa Michelle Parker, the Secured Party is authorized to assign such funds from said accounts as are necessary to settle all past, present, and future public debts and obligations incurred by the debtor on behalf of Lisa Michelle Parker, the Secured Party.

The debtor, without the benefit of discussion or division, does hereby agree, covenant, and undertake to indemnify, defend, and hold Lisa Michelle Parker, the Secured Party harmless from and against any and all claims, losses, liabilities, costs, interests, and expenses including, without restriction, legal costs, interests, penalties, and fines previously suffered or incurred, or to be suffered or incurred by Lisa Michelle Parker, the Secured Party, in accordance with Lisa Michelle Parker, the Secured Party's personal guarantee with respect *to* loans or indebtedness belonging to LISA MICHELLE PARKER the debtor, including any amount the debtor might be deemed to owe to a public creditor for any reason whatsoever. Lisa Michelle Parker, the Secured Party shall promptly advise LISA MICHELLE PARKER, the debtor of all public claims brought by third parties against the present or future property of LISA MICHELLE PARKER, the debtor, all of which is covered by the attached security agreement up to the indemnification amount declared herein, and to provide LISA MICHELLE PARKER, the debtor with full details of said claim(s), including copies of all documents, correspondence, suits, or actions received by or served upon LISA MICHELLE PARKER, the debtor through Lisa Michelle Parker, the Secured Party. Lisa Michelle Parker, Secured Party shall fully cooperate with discussion, negotiation, or other proceedings relating to such claims.

This bond shall be in force and effect as of the date it is signed and accepted by the parties, and provided that secured party may cancel this bond and be relieved of further duty hereunder by delivering a thirty (30) day written notice of cancellation to LISA MICHELLE PARKER, the debtor. No such cancellation shall affect the liability incurred by or accrued to Lisa Michelle Parker, Secured Party prior to the conclusion of said thirty (30) day period. In such event of notice of cancellation, and in the event the UNITED STATES reinstitutes its constructive claim against the collateral, the debtor agrees to reissue the bond before the end of the thirty (30) day period for an amount equal to or greater than the above value of the attached security agreement, unless the parties agree otherwise.

NOTICE OF LIEN

This agreement constitutes an International Commercial Lien on all property (in each of their

individual capacity/form/item) of the Debtor (indemnitor) on behalf of, and for the benefit of, Lisa Michelle Parker, the Secured Party Creditor (indemnitee) in the amount of $100,000,000.00 (ONE HUNDRED MILLION), in silver dollars, fiat money, or money of account/credit, at par value. This lien will expire at the moment that the indemnitee expires or when this lien is satisfied by any Third Party Interloper who seeks to take/seize any of said property.

LISA MICHELLE PARKER, Indemnitor   Lisa Michelle Parker, Indemnitee

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   [below is the 'footer' that is to appear in and as the footer on every page with your# and name!]

Form S.A.#10171969-3/LMP   Secured Party; Lisa Michelle Parker
For the Security Agreement 2016 by the Lisa Michelle Parker
Page 1

SIERRA AUTO FINANCE
5005 LBJ FRWY SUTIE 700
DALLAS, TX 75244

FIRST INVESTORS SERVICING
CORPORATION
380 INTERSTATE N PKWY SUITE 300
ATLANTA, GA 30339

FIRST INVESTORS SERVICING
CORPORATION
P O BOX 295749
DALLAS, TX 75320-5749

CONTROL NUMBER F203710, TOYOTA AVALON, 2006, LIGHT GREEN, VIN
4T1BK36B56U094323. PA PLATE KCV8479, WID: 16354001600281-001.
PITTSBURGH AUTO DEPOT INC, AGENT NUMBER 8630581. STOCK NO. 09433. PITTSBURGH
AUTO DEPOT 2306 SAW MILL RUN BLVD, PITTSBURGH PA 15210, M-1-2-412-884-7611. GR TF
0006716698-GWC WARRANTY CONTRACT APPLICATION.

SIERRA AUTO FINANCE, LLC, 5005 LBJ FRWY, DALLAS TX 75244 SUITE 700., ACCOUNT
NUMBER 121646.

FIRST INVESTORS SERVICING CORPORATION, 380 INTERSTATE N. PARKWAY, SUITE 300,
ATLANTA GA 30339. ACCOUNT NUMBER 500001-9511346-0001.

ARKANSAS UCC FILING NUMBER 40000125432627, ASSIGNMENT NUMBER 4000170353477,
BILL OF EXCHANGE NUMBER LMP0003, IN THE AMOUNT OF $10,355.80.